





20% Discount for 3 Days

Dice Cream

Dice Cream is crafting an autonomous ice cream parlor prototype for a 2024 launch. Our novel tech blends the best of ice cream with cutting-edge robotics. We are currently pre-revenue with a product still in development and not yet on the market. ...

Show more

Invest Now

This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Dice Cream

Raised $0

Days Left 112

Launch — $9,999.40 Min — $2,499,998.78 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Reasons to Invest:

1. Dice Cream strategically aims to manage costs by minimizing labor & eliminating traditional brick-and-mortar complexities. We believe this approach would create a cost-effective entry into the food automation space.
2. The average American eats roughly 20 pounds of ice cream each year, or about 4 gallons. With the industry valued at $81.8 billion and projected to reach $114.7 billion by 2030, we believe we've found a "sweet spot".
3. With 30 years of combined experience in food, robotics & automation (Miso Robotics, Graze, Bobacino), & backgrounds at Raytheon, Booz Allen Hamilton, & Lockheed Martin, our team brings a wealth of knowledge to Dice Cream.

Shape of Future of Autonomous Food Innovation:

Dice Cream aims to be a fully autonomous ice cream parlor revolutionizing the frozen dessert experience. Our compact pod, designed to comply with FDA regulations, serves up cubed scoops of ice-cream powered by our robot, Dicey, and his minions. As we move towards large-scale production, we're seeking funds on PicMii to develop, test and launch our next prototype.

Dice Cream
A fully autonomous ice cream parlor revolutionizing the frozen delight experience

**Images are of working product prototype. Product is still currently under development.*

Scoop to Serve in Seconds:

Security Type:
Equity Security

Price Per Share
$1.73

Shares For Sale
1,445,086

Post Money Valuation:
$20,000,000

Investment Bonuses!

Time-Based Bonus Incentives:

Super Early Bird Bonus:

– Invest within the first 3 days of this Regulation Crowdfunding offering and receive a 20% discount on share price.

Early Bird Bonus:

– Invest within the first 7 days of this Regulation Crowdfunding offering and receive a 15% discount on share price.

Golden Hour Bonus:

– Invest within the first 14 days of this Regulation Crowdfunding offering and receive a 10% discount on share price.

Last Chance Bonus:

– Invest within the first 21 days of this Regulation Crowdfunding offering and receive a 5% discount on share price.

Amount-Based Bonus Incentives:

One Scoop:



How it Works
(Planned Capacity)

1 scoop per 40 seconds | ability to process **3** orders simultaneously

40 tubs of ice cream = **1,280** scoops

Dice Cream's parlor plans to be equipped with a robotic working arm that is seamlessly integrated into DiceCream's ecosystem, working with multiple robotic minions within the segmented stations (ice cream, toppings, delivery) of the machine to efficiently deliver scoops from up to 12 flavors to customers. **The process, from an order being placed to final delivery, should take as little as 40 seconds. With the ability to process up to three orders simultaneously, and boasting up to 12 flavors and 144 potential combinations with toppings, and sauces, each pod is planned to be able to serve over 500 customers before restocking.** This design plans to minimize maintenance for an efficient and high-volume operation.



Problem

Low Profit Margin

Traditional ice cream shops see incredible low profit margin. **They have high labor costs, high real estate expenses, and provide low experience for customers.**



One Scoop:

– **Invest $1,500+ and receive 5% bonus shares.**

Two Scoop:

– **Invest $5,000+ and receive 10% bonus shares.**

Banana Split:

– **Invest $10,000+ and receive 15% bonus shares.**

Hot Fudge Sundae:

– **Invest $25,000+ and receive 20% bonus shares.**

*Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

January 31, 2025

Minimum Investment Amount:

$299.29

Target Offering Range:

$9,999.40-$2,499,998.78

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Solution

The Solution...Robotics!

By utilizing robotics, Dice Cream believes it allows their team to **drop labor costs, minimize real estate expenses, and create a completely uniquely ice cream experience that will wow both kids and adults.**



Business Model

A Triple Scoop of Brilliance:

We believe Dice Cream's planned business model will be a triple scoop of brilliance. With an initial focus on universities, malls, apartments, and arenas, we're planning to utilize a dual revenue approach: Dice Cream-branded pods and white-labeled pods. **By planning to generate income through Robotics-as-a-Service (RaaS) and royalty fees on sales, we believe we're sweetening the deal with a lower cost structure, which may allow for competitive prices and higher margins (traditionally 25% for a brick and mortar ice cream parlor)** (Source).

Since Dicey plans to offer consistently delicious delivery without the hassle of labor costs, our machines could be a "delightful" choice for high-traffic venues with limited competition. Beyond placement and convenience, we're planning to form partnerships with established ice cream brands, adding a sweet twist to the market!



Market Projection

Large Market Potential:

In 2022, the US produced a staggering 1.4 billion gallons of ice cream (Source). That's roughly four gallons per average American – translating to 64 cups, 128 scoops, and nearly 6,500 bites (Source). **And with the global market poised to exceed $100 billion before the end of the decade with a 4.2% CAGR, the world is hungry for more** (Source). Ice cream is a timeless favorite, and we believe Dice Cream will be too!

Market Projection

Large Market Potential:

In 2022, the US produced a staggering 1.4 billion gallons of ice cream (Source). That's roughly four gallons per average American – translating to 64 cups, 128 scoops, and nearly 6,500 bites (Source). **And with the global market poised to exceed $100 billion before the end of the decade with a 4.2% CAGR, the world is hungry for more (Source).** Ice cream is a timeless favorite, and we believe Dice Cream will be too!


The Market
1.4B GALLONS
of ice cream devoured by Americans in 2022
4 GALLONS
of ice cream devoured per average American in 2022

Competition

Dice Cream – Scoops Above the Competition

Dice Cream Robotics' main competitors include traditional ice cream parlors and fast-food outlets offering ice cream. The Company's differentiation lies in its autonomous, robotic service model, intended to enhance operational efficiency.


Dice

Traction & Customers

Current Product Stage: The Company is pre-revenue and in the development phase, with a focus on refining its autonomous ice cream parlor prototype.

Future Roadmap: Dice Cream Robotics is working towards the next stages of its product development, with plans for beta testing in 2024 and larger-scale production thereafter. The Company's activities are centered on research, testing, and development of its autonomous ice cream parlor technology.

Our current plans involve deploying our initial beta on a college campus in the second half of 2024. **We plan to take data gathered from this beta, to iterate further and improve the product before deploying a second beta expected in early 2025.** We hope to complete any final product development objectives at the conclusion of this beta before scaling production in the second half of 2025 with an intended public rollout coming in late 2025/early 2026.

Investors

Why Invest?



A Scoop Above the Rest

Dice Cream's short-term goals include fundraising for the next tech iteration and venturing into large-scale production. With beta testing at college campuses expected for late 2024, we're excited for this next phrase of our growth to begin. **If you're looking for a sweet deal, join us on PicMii and get ready to revolutionize food automation!**

Terms

Up to $2,499,998.78 in Class B Common Stock at $1.73 per share with a minimum target amount of $9,999.40.

Offering Minimum: $9,999.40 | 5,780 shares of Class B Common Stock
Offering Maximum: $2,499,998.78 | 1,445,086 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.73 per Share
Minimum Investment Amount (per investor): $299.29

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $299.29. The Company must reach its Target Offering Amount of $9,999.40 by 1/31/2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.40 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Time-Based Incentives (<u>Discount applied at time of investing</u>):

Super Early Bird Bonus: Invest within the first 3 days of this Regulation Crowdfunding offering and receive a 20% discount on share price.

Early Bird Bonus: Invest within the first 7 days of this Regulation Crowdfunding offering and receive a 15% discount on share price.

Golden Hour Bonus: Invest within the first 14 days of this Regulation Crowdfunding offering and receive a 10% discount on share price.

Last Chance Bonus: Invest within the first 21 days of this Regulation Crowdfunding offering and receive a 5% discount on share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

One Scoop: Invest $1,500+ and receive 5% bonus shares.

Two Scoops: Invest $5,000+ and receive 10% bonus shares.

Banana Split: Invest $10,000+ and receive 15% bonus shares.

Hot Fudge Sundae: Invest $25,000+ and receive 20% bonus shares.

*Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

As an investor, please be sure to read and review the Offering Statement. If you have any unanswered questions, please be sure to utilize the communication channel on this page to ask the issuer questions.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview Team About Communication Channel Updates



Chang Jy Richard Wu
CFO and Board Member
Background
Richard Wu has been in business for decades. Initially, he started his career in real estate, building up a significant portfolio. He transformed this into numerous income-generating buildings. Subsequently, Wu began his technology investment career. With a background in physics and computer science, he has obtained several patents and made a few technology investments over the years.



Jack Yang
Chief Executive Officer
Background
Jack Yang is the founder and CEO of Dice Cream Robotics, an innovative venture born from 12.5 years of expertise in aerospace systems engineering and a deep-seated passion for food and innovation. He envisioned a future where cutting-edge technology meets delightful frozen treats. This vision materialized into Dice Cream Robotics, a pioneer in crafting autonomous robotic ice cream kiosks. Leveraging his team's collective expertise, they have crafted a fusion of ingenuity, efficiency, and creativity, reimagining how everyone will indulge in ice cream. Yang's entrepreneurial journey is driven by his pursuit of turning conceptual ideas into practical, automated solutions. Dice Cream Robotics is curating a unique experience and redefining the enjoyment of one scoop at a time.



Kevin William Morris
Chief Strategy Officer
Background
Kevin Morris currently serves as the CEO of Atlas Rd, a fundraising and finance consulting agency as well as Chief Strategy Officer of Dice Cream. Prior to these roles, from 2019 to 2022, Kevin served as CFO of Miso Robotics and President of Wavemaker Labs. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company's finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelor's in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline's Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.



Nicholas Michael Degnan
Chief Technology Officer
Background
Nick Degnan is the Chief Technology Officer at Dice Cream. His career in product development began as a mechanical design engineer, forming the foundation for later helping grow a startup towards acquisition and more recently, product development consulting. Nick is also the founder and CEO of Unlimit Ventures, a hardware-based venture studio. Prior to joining Dice Cream, Nick was a Principal and COO at Vebu Labs (formerly Wavemaker Labs), where he worked on projects such as Graze Mowing and Miso Robotics. Before that, Nick served as the Head of Product at the Motivo Engineering, a product development consulting firm, where he was responsible for continuous improvement of their consulting process and client experience, as well as guiding engineering teams in the development of agriculture technologies, autonomous vehicle systems, manufacturing automation, and drone related products, among other intelligent electrical-mechanical system technologies. Nick worked at Motivo from April 2016 through May 2019. Nick holds bachelor's and master's degrees in mechanical engineering from UC Davis, as well as an MBA from UCLA.

Overview Team About Communication Channel Updates

Company Name

Dice Cream

Location

3415 S Sepulveda Blvd
LOS ANGELES, California 90034

Number of Employees

5

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

September 1, 2023

Company Website